September 7, 2018

David Woodhouse
Chief Financial Officer
NGM Biopharmaceuticals, Inc.
333 Oyster Point Boulevard
South San Francisco, CA 94080

       Re: NGM Biopharmaceuticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 10, 2018
           CIK No. 0001426332

Dear Mr. Woodhouse:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please revise your table on page 2 and in the Business section to reduce the length of the arrows for NGM282 and NGM313. The arrows indicate that you have completed Phase 2 for NGM 282 and Phase 1 for NGM313, but your disclosure indicates that you are still conducting such trials.
2. We note your statement on page 3 and elsewhere that NGM313 has the potential to be a best-in-class product. The term "best-in-class" suggests that the product candidate is effective and likely to be approved. Given the early stage of development of
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         NGM313, it is not appropriate to suggest that this product is likely to be the most effective treatment available. Please delete these references throughout your registration statement including your statements that NGM313 has the potential to be the treatment of choice for patients. If your use of the term was intended to convey your belief that the product is based on a novel technology or approach, you may discuss how your technology differs from technology used by competitors.
3. We refer to your statements here and elsewhere in your prospectus that your approach allows you to "rapidly advance and evaluate" your product candidates to enable the demonstration of proof of concept in humans. Please tell us why you believe this time frame is realistic given the lengthy and uncertain process of seeking regulatory approval.
Risks Associated with Our Business, page 4

4. Please expand your disclosure to include a bullet discussing the significant percentage of your stock owned by your officers, directors, and principal shareholders, including Merck and its voting agreement with you. In addition, we note your disclosures elsewhere in your prospectus that Merck has agreed to vote its shares in favor of your director nominees and certain other matters. However, Section 2 of your side letter agreement appears to indicate that Merck has agreed to vote its shares in favor of any action recommended by and approved by the majority of the board. Please clarify.
Implications of Being an Emerging Growth Company, page 5

5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 65

6. We note your statements that there is no binding election to exercise the Merck option, and that Merck may purchase fewer or no shares in the private placement. Please revise to state the estimated amount of proceeds solely from this offering that you expect to use for each of your intended purposes. You may separately include a discussion regarding your expected uses for proceeds arising from the private placement. Additionally, to the extent known, please revise to separately disclose the estimated amounts you intend to use to continue development of NGM282 and your various other programs. Please also indicate how far the proceeds of the offering will allow you to proceed with the development of each of your programs, and identify the amount of other funds needed to reach regulatory approval and commercialization of NGM282. Refer to Instruction 3 to
Item 504 of
         Regulation S-K.
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Critical Accounting Policies and Estimates
Stock-Based Compensation, page 88

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
NGM282: A Rapid and Potent Approach to Treating NASH, page 99

8. Expand your disclosure in the penultimate paragraph on page 113 to discuss all serious adverse events observed during the trials, and not just the most common ones. Please also specify the serious adverse event referenced in the penultimate paragraph on page 117 and the first full paragraph on page 118, and make similar changes with respect to your other trials.
9. Please explain your use of the term "clinically-meaningful" in the penultimate paragraph on page 109. Please also explain your use of p-values and the your use of the term
         "statistical significance" in the last paragraph on page 109, and how they relate to the
         FDA's evidentiary standards of efficacy.
10. In your discussions of each of the cohorts of your Phase 2 trial in NASH patients, please expand your disclosure to clarify whether there were secondary endpoints for such cohorts, and if so, whether they were met. Please also disclose the primary endpoints for the cohorts 2 and 3, and expand your disclosure in the last paragraph on page 110 to discuss the specific preliminary data and associated p-values for your reductions in Pro-
         C3 levels and the PIIINP and TIMP-1 components of the ELF score.
11. Please expand your disclosure on pages 115-116 to discuss the number of patients in the trial, and the data underlying your statements that NGM282 was associated with statistically significant reductions in triglyceride levels and statistically significant increase in cholesterol concentrations.
12. Please revise your table on page 108 to indicate the time at which the results were measured (e.g., 12 weeks from dosing), and what "Relative %" of MRI-PDFF and ALT is measuring.
13. We note your statements on page 99 and elsewhere in your document that based on a review of publicly available data on clinicaltrials.gov, you believe NGM282 surpasses what other agents currently in clinical development for NASH have demonstrated to date. Given that you have not conducted head-to-head trials with the referenced agents, and the significant variables across clinical trials, it does not appear appropriate to make this comparison. Please delete this statement or tell us why you
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         believe it is appropriate.
NGM313: An Insulin Sensitizer for the Treatment of Type 2 Diabetes and NASH, page 120

14. We note your statement that NGM313 has the potential to be a safe and effective once-
         monthly injectable insulin sensitizer for the treatment of type 2 diabetes and NASH.
         Safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory authorities. Please revise your prospectus disclosure to remove all references to your product candidates as being safe and effective, including preliminary indications of efficacy. You may present the objective results of trials in the Business section, and any discussion of preliminary results should be sufficiently balanced with a disclosure of the preliminary nature of such results, including for example, the lack of quality control procedures.
15. Please disclose the number of patients in the phase 1b NGM313 trial dicussed on pages
         123-124, and the underlying data regarding changes in serum concentrations of fasting glucose, ALT, AST, triglycerides, LDL cholesterol, and HDL cholesterol, including the number and/or percentage of patients that experienced the results you discuss. Please expand your disclosure regarding the phase 1 trial for NGM313 on pages 124-125 by disclosing the underlying data, the number and/or percentage of patients that experienced the results you discuss, and, regarding your statements indicating "significant" changes, please clarify whether such changes were statistically significant. Manufacturing, page 154

16. Please revise to describe the material terms of your Development and Manufacturing
         Services Agreement with Lonza Ltd. Please also file the agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so.
17. We note your risk factor disclosure on page 20 that certain of your raw materials are available only from a single supplier. Please expand your disclosure here to discuss your sources and availability of raw materials and the names of any principal suppliers. See
         Item 101(h)(4)(v) of Regulation S-K.
Intellectual Property, page 155

18. Please revise to disclose the foreign jurisdictions in which you have issued or pending patent applications, to which patent portfolios they relate, and expected expiration dates.
         Please also disclose expected expiration dates for any material pending U.S. application.
         Additionally, we note your risk factor discussion on pages 50-51 regarding various third party patents and patent applications that may affect your product candidates. To the extent that any such third party patents or applications may have a material effect on any of your product candidates, please expand your disclosure here to discuss.
19. We note your statement that you have a license agreement with Lonza Sales AG under which you license cell lines used to produce certain of your product candidates. Please
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      revise to describe the material terms of this agreement. Please also file the agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so.
Notes to Consolidated Financial Statements
5. Research Collaboration and License Agreements
Merck , page F-22

20. Please refer to the $449 million in milestone payments you are eligible to receive upon the achievement of specific clinical development or regulatory events as discussed in the second to the last paragraph on page F-25. Revise your disclosure to provide a description of each milestone and related contingent consideration pursuant to ASC 605-28-50-2. At a minimum, provide a break out for each indication (i.e. first indication, second indication and third indication) for each of the three geographic areas (i.e. United States, European
      Union and Japan).
General

21. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.
       You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Woodhouse
                                                             Division of
Corporation Finance
Comapany NameNGM Biopharmaceuticals, Inc.
                                                             Office of
Healthcare & Insurance
September 7, 2018 Page 5
cc:       J. Carlton Fleming
FirstName LastName